T. Mark Kelly	mkelly@velaw.com
Tel 713.758.4592	Fax 713.615.5531

Kai Haakon E. Liekefett	kliekefett@velaw.com
Tel 713.758.3839	Fax 713.615.5678

Via EDGAR, Email and Federal Express
March 24, 2014
Mr. Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Re:    Miller Energy Resources, Inc.
Preliminary Proxy Statement
Filed March 13, 2014
File No. 001-34732
Ladies and Gentlemen:
On behalf of our client, Miller Energy Resources, Inc. (the “Company”), please find below responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 19, 2014 with respect to the Preliminary Proxy Statement on Schedule 14A, File No. 001-34732, filed with the Commission on March 13, 2014 (the “Preliminary Proxy Statement”).
Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Amended Preliminary Proxy Statement”). Enclosed with the email and Federal Express versions of this letter is a copy of the Amended Preliminary Proxy Statement marked to show changes from the Preliminary Proxy Statement as originally filed.
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Preliminary Proxy Statement unless otherwise specified.

Vinson & Elkins LLP Attorneys at Law	1001 Fannin Street, Suite 2500
Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London	Houston, Texas 77002-6760
Moscow New York Palo Alto Riyadh San Francisco Tokyo Washington	Tel +1.713.758.2222 Fax +1.713.758.2346 www.velaw.com

Securities and Exchange Commission	March 24, 2014	Page 2

Cover Page

1.	Please revise the cover page of your proxy statement to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.
RESPONSE:    The Staff’s comment is noted. In addition to the existing legend on the cover page of Schedule 14A, the Amended Preliminary Proxy Statement has been revised to include this legend also in the letter and meeting notice to the Company’s shareholders.
Questions and Answers, page 1

2.
We note on page 5 that proxies may be solicited by mail, personally or by telephone. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

RESPONSE:    The Company acknowledges that it is mindful of Rule 14a-6(b) and (c) and confirms its understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet, must be filed under the cover of Schedule 14A.
Background to the Solicitation, page 7

3.	Revise your disclosure to describe the consulting services for which you engaged Bristol.
RESPONSE:    The Staff’s comment is noted and the disclosure on page 8 of the Amended Preliminary Proxy Statement has been revised to describe the consulting services for which the Company engaged Bristol.

4.
Please tell us, with a view toward revised disclosure, whether Bristol’s nominees are currently eligible to receive votes at the annual meeting. If not, disclose such fact and describe any alternative available to security holders to vote for Bristol’s nominees at the annual meeting.

RESPONSE:    The Company notes for the Staff that the February 10, 2014 letter sent to Bristol by the Company’s outside counsel was in response and addressed to solely Bristol’s February 3, 2014 demand letter seeking a list of the Company’s shareholders. The Company currently has no reason to believe that Bristol’s nomination notice did not comply with the advance notice provisions in the Company’s bylaws, which impose certain procedural obligations on a shareholder that wishes to nominate candidates for election to the Company’s Board of Directors at its annual meeting. However, Bristol has failed to provide proof that it was a shareholder of the Company as of the date of its nomination notice. The Company requested proof of such stock ownership by Bristol by a letter dated March 20, 2014 and not received a response to date. If Bristol was not a shareholder of the Company on the date of its nomination notice, then the advance notice provisions in the Company’s bylaws would not have been satisfied, and Bristol would not be eligible to nominate any nominees at Company’s annual meeting.

Securities and Exchange Commission	March 24, 2014	Page 3

Other Compensation: Benefits, Change-in-Control Arrangements and Employment Agreements, page 26

5.
Please revise this section to define “cause” as it affects each agreement disclosed (instead of referring security holders to a separate filing). Also, disclose here or on page 41 whether the election of Bristol’s nominees would result in a change of control as defined in the employment agreements disclosed.

RESPONSE:    The Staff’s comment is noted and the disclosure on pages 6, 31-34, 41, and 47 of the Amended Preliminary Proxy Statement has been revised to define “cause” and address whether the election of Bristol’s nominees would result in a change of control as defined in the employment agreements disclosed.
Potential Payments upon Change in Control or Termination of Employment, page 41

6.	To the extent applicable, and in an appropriate section of the proxy statement, disclose information relating to any payments due your directors as a result of the election of Bristol’s nominees.
RESPONSE:    The Staff’s comment is noted and the disclosure on pages 15 and 47 of the Amended Preliminary Proxy Statement has been revised to describe that no payments are due to the Company’s directors as a result of the election of Bristol’s nominees.

7.
Also, if applicable, disclose in an appropriate section of the proxy statement whether any other obligations of the company, such as debt, would be accelerated as a result of a change of control resulting from the election of Bristol’s nominees.

RESPONSE:    The Staff’s comment is noted and the disclosure on page 6 of the Amended Preliminary Proxy Statement has been revised to describe whether any obligations of the Company would be accelerated as a result of a change of control resulting from the election of Bristol’s nominees.
Proposal 1. Election of Directors, page 46

8.
We note your disclosure in the second paragraph on page 46 that you may introduce substitute or additional nominees. Please confirm for us that you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

RESPONSE:    The Company confirms that, should it nominate substitute nominees before the meeting, it will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Securities and Exchange Commission	March 24, 2014	Page 4

9.	Please revise your disclosure to explain why you recommend that security holders vote for your nominees.
RESPONSE:    As discussed with the Staff on March 21, 2014, the Board's reasons for its recommendation are stated in the subsection titled "Director Nominations and Qualifications" and the paragraph thereafter.  The disclosure on page 55 of the Amended Preliminary Proxy Statement has been revised to clarify this.
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * *

Securities and Exchange Commission	March 24, 2014	Page 5

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact T. Mark Kelly at (713) 758-4592 or Kai Haakon E. Liekefett at (713) 758-3839.

Very truly yours,

VINSON & ELKINS L.L.P.

By:	/s/ T. Mark Kelly
Name:	T. Mark Kelly

Enclosures
cc:    Kurt C. Yost, Esq. (Miller Energy Resources, Inc.)